Exhibit 99.1

ULURU Inc.

4452 BELTWAY DRIVE

ADDISON, TX 75001

July 27, 2015

The Punch Trust

c/o Clermont Corporate

Services Limited

Nerine Chambers

P.O. Box 905

Road Town, Tortola

British Virgin Islands

Michael I. Sacks

11th Floor, Sandton City Office Towers

Sandhurst, Ext 3, Sandton, 2196

South Africa

Dear Sirs:

ULURU Inc. (the “Company”) is in receipt of the letter from Clermont Corporate Services Limited as Trustee of The Punch Trust (“TPT”) dated April 1, 2015 with respect to its submission of nominations (the “TPT Nominations Letter”) in accordance with the Company’s bylaws of two individuals for election to the Company’s Board of Directors (the “Board”) at the Company’s 2015 annual meeting of stockholders (the “2015 Annual Meeting”). The Company’s Board has determined that it is in the best interests of the Company and its stockholders to reach an agreement with respect to the TPT Nominations Letter and certain other matters, as provided for in this letter agreement (this “Agreement”):

1.	The Company hereby certifies that prior to the date hereof, the Board and any applicable Board committee have each taken all necessary actions to approve (A) an expansion of the size of the Board from four to five directors, (B) the appointment of Bradley J. Sacks (“B Sacks”) to the Board on the Effective Date (as defined below) of this Agreement and (C) the expansion of the Board from five to six directors effective as of the date of the 2015 Annual Meeting. Without any further action required by the Company, B Sacks shall be a member of the Board on the date on which the last party hereto executes and delivers their signed acknowledgement of this Agreement (the “Effective Date”).

2.	Following the appointment of B Sacks, the Board’s nominee for the vacancy on the Board effective as of the date of the 2015 Annual Meeting shall be reserved for Robert F. Goldrich (who, together with B Sacks, shall be referred to herein as the

“Designees”). The vacancy on the Board shall not be filled until the 2015 Annual Meeting and the Board shall not be further expanded before the 2015 Annual Meeting. The Designees shall be subject to all policies of the Board applicable to all directors generally, including the Company’s Board Confidentiality Policy.

3.	The Company shall use its reasonable best efforts to file its definitive proxy statement for the 2015 Annual Meeting (the “2015 Proxy Statement”) promptly, and in no event later than August 15, 2015, shall include the Designees on the Board’s slate of nominees for election to the Board at the 2015 Annual Meeting and shall use its reasonable best efforts to hold the 2015 Annual Meeting no later than September 30, 2015. The Board and any applicable Board committee shall take all necessary actions to effect the foregoing. The Company and its directors and officers shall use their reasonable best efforts to cause the election of the Designees at the 2015 Annual Meeting (including, without limitation, recommending that the Company’s stockholders vote in favor of the election of the Designees together with the other directors included on the Board’s slate of nominees and supporting the Designees and soliciting proxies for their election). If either or both of the Designees shall, prior to the Company’s 2016 annual meeting of stockholders (the “2016 Annual Meeting”), become unable to serve on the Board, as a result of death, incapacity or a bona fide reason (whether work-related or personal), Michael I. Sacks (“M Sacks”) shall designate any replacement nominee (each, a “Replacement Nominee”) to serve as a Designee, subject to the approval of the nominating committee of the Board of Directors of the Company, such approval not to be unreasonably withheld. The Company shall have the same obligations under this Agreement with respect to any Replacement Nominee as it does with respect to any Designee, including promptly filling any vacancy on the Board with a Replacement Nominee after the 2015 Annual Meeting and prior to the 2016 Annual Meeting, subject to the approval of the nominating committee of the Board of Directors of the Company, such approval not to be unreasonably withheld.

4.	Concurrent with and subject to the execution and delivery of this Agreement, TPT, M Sacks and IMPD GmbH are entering into an amendment to the Stockholders’ Agreement, dated as of January 31, 2014, by and among such parties (the “Stockholders’ Agreement”), to terminate the voting provisions contained in Section 4 of the Stockholders’ Agreement. TPT and M Sacks represent that no other amendments or modifications have been made to the Stockholders’ Agreement subsequent to April 2, 2015.

5.	Promptly following the execution of this Agreement, the Company shall issue a press release in the form attached hereto as Annex A, which shall be included by the Company as an exhibit to its Form 8-K filing with the Securities and Exchange Commission (the (“SEC”). Neither the Company nor any of its affiliates nor TPT, M Sacks or any of their affiliates shall make or cause to be made any public announcement or statement that is inconsistent with or contrary to the statements made in such press release. Any disclosure in amendments to the Schedule 13D filings to be made by TPT and M Sacks shall be consistent with such joint press release.

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6.	Each party represents and warrants that: (a) such party has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (b) this Agreement has been duly and validly authorized, executed and delivered by such party and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; and (c) the execution, delivery and performance of this Agreement does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to such party or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would reasonably be expected to constitute a breach, violation or default) under, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any agreement, organizational document, commitment, understanding or arrangement to which such person is a party or by which such party may otherwise be bound.

7.	The Company represents and warrants that since March 31, 2015, except as otherwise disclosed in its filings with the Securities and Exchange Commission, the Company (a) has not engaged in any transaction (including, without limitation, any financing transaction, issuance of any securities, acquisition, disposition, litigation settlement, conclusion of executive remuneration agreements or termination arrangements, recapitalization transaction, dividend, distribution, amendments to the Company’s bylaws or articles of incorporation or any other changes to the Company’s constituent documents or composition of the Board) other than in its ordinary course of its business and (b) has conducted its business in a manner consistent with past practice.

8.	The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies a party shall be entitled to at law or equity, such party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the federal or state courts of the State of Nevada. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the federal or state courts of the State of Nevada in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the federal or state courts of the State of Nevada, and each of the parties irrevocably waives the right to trial by jury and (d) irrevocably consents to service of process by an international courier service,

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signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law.  The prevailing party in a proceeding arising in connection with the enforcement of this Agreement shall be reimbursed by the party found to have breached this Agreement for such non-breaching party’s reasonable attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such proceeding. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEVADA, WITHOUT REGARD TO THE CONFLICTS OF LAW PROVISIONS THEREOF.

9.	Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

10.	Each of the parties shall take such further actions (including the execution and delivery of such further instruments and documents) as any other party to this Agreement may reasonably request.

11.	This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

12.	In the event that any provision of this Agreement shall be held to be invalid or unenforceable by any court of competent jurisdiction, such provision shall be interpreted so as to comply with the ruling of such court and such holding shall in no way affect, invalidate, or render unenforceable any other provision hereof.

13.	This Agreement may be executed and delivered in counterpart signature pages executed and delivered via facsimile transmission or via email with scanned or PDF attachment, and any such counterpart so executed and delivered via facsimile transmission or via email will be deemed an original for all intents and purposes.

14.	Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the parties hereto.

15.	This Agreement may be modified, amended or otherwise supplemented only by a writing signed by all of the parties hereto. No waiver of any right or power hereunder shall be deemed effective unless and until a writing waiving such right or power is executed by the party waiving such right or power.

16.	This Agreement represents the entire mutual understanding (and supersedes any and all understandings, negotiations and/or agreements, written or oral, not expressly set forth in this Agreement) between the parties hereto with respect to the subject matter hereof

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Sincerely,

ULURU Inc.

By:	/s/ Kerry P. Gray
Name: Kerry P. Gray
Title: President & CEO

Acknowledged and Agreed:

Clermont Corporate Services Limited		Date: July 27, 2015
as Trustee of The Punch Trust

By:	/s/ Elliot Goodman
Name: Elliot Goodman
Authorised Signatory

By:	/s/ Valerie Dagnaud
Name: Valerie Dagnaud
Authorised Signatory

/s/ Michael I. Sacks		Date: July 27, 2015
Michael I. Sacks

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Annex A

Press Release

ULURU NEWS

Contact: Company

Kerry P. Gray

President & CEO

Terry K. Wallberg

Vice President & CFO

(214) 905-5145

ULURU INC.

ANNOUNCES THE SCHEDULE FOR THE 2015 ANNUAL MEETING OF STOCKHOLDERS AND THE APPOINTMENT OF BRADLEY J. SACKS TO THE BOARD OF DIRECTORS

Addison, Texas, July __, 2015; ULURU Inc. (OTCQB: ULUR) announced today the schedule for the 2015 Annual Meeting of Stockholders and the appointment of Bradley J. Sacks to the Company’s Board of Directors.

The Company’s Board of Directors has determined that the 2015 Annual Meeting of the Stockholders will be held on Friday, September 25, 2015 at 10:00 a.m., Central Daylight Time at the offices of ULURU Inc., 4452 Beltway Drive, Addison, TX 75001.

In accordance with the provisions of the Company’s bylaws, the Board of Directors has fixed the close of business on July 31, 2015, as the record date for the determination of the holders of the shares of our Common Stock entitled to notice of, and to vote at, the 2015 Annual Meeting of Stockholders, and at any adjournment or postponement.

In response to the nomination of two directors by a major stockholder, the Company’s Board of Directors has agreed to expand the Board of Directors from four to five members immediately and to six directors at the 2015 Annual Meeting of Stockholders. The Board appointed Bradley J. Sacks to fill the initial vacancy on the Company’s Board of Directors. Mr. Sacks is an investor and advisor, and has been since 2009 the managing member of Centric Capital Ventures LLC, a private investment entity. Centric Capital has a 50% ownership position in a company that has licensed the rights to Altrazeal® for distribution in South Africa. From 2006 to 2009, Bradley J. Sacks was the Managing Director, Global Head of Technology, Media and Telecom M&A, of Bank of America Securities.

In addition, the Board of Directors will be recommending the appointment of Robert F. Goldrich to fill the sixth seat on the board at the 2015 Annual Meeting of Stockholders. Mr. Goldrich has extensive experience in global financial markets having worked for

Credit Suisse and Morgan Stanley & Co.

As part of the agreement, the nominating stockholder and Michael I. Sacks agreed to terminate the joint voting provisions of a stockholders’ agreement between them and IPMD GmbH, the largest stockholder of the Company.

About ULURU Inc.:

ULURU Inc. is a specialty pharmaceutical company focused on the development of a portfolio of wound management and oral care products to provide patients and consumers improved clinical outcomes through controlled delivery utilizing its innovative Nanoflex® Aggregate technology and OraDisc™ transmucosal delivery system. For further information about ULURU Inc., please visit our website at www.uluruinc.com. For further information about Altrazeal®, please visit www.Altrazeal.com.

ULURU Inc. (OTCQB: ULUR) trades on the OTCQB Venture stage marketplace for early stage and developing U.S. and international companies. Companies are current in their reporting and undergo an annual verification and management certification process. Investors can find Real-Time quotes and market information for the company on www.otcmarkets.com.

This press release contains certain statements that are forward-looking within the meaning of Section 27a of the Securities Act of 1933, as amended. These statements are subject to numerous risks and uncertainties, including but not limited to the risk factors detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and other reports filed by us with the Securities and Exchange Commission.